

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Eric A. Rose, M.D.
Chief Executive Officer
SIGA Technologies, Inc.
35 East 62nd Street
New York, NY 10065

     Re: SIGA Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 10, 2010
              File No. 000-23047

Dear Dr. Rose:

      We have reviewed your supplemental response filed December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 17

1. We note your response to our prior comment 1. However, your disclosure is still too general. Please expand your draft disclosure further to identify:

   - the specific performance objectives the Compensation Committee considered in making the $75,000 discretionary award to Dr. Hruby; and

   - the degree to which these objectives were satisfied, quantified where possible.

   As just one example, when you refer to the "new grants and other third-party funding obtained," it is unclear what the precise objective was to begin with, the precise nature of the new grants and funding you are referring to, and how the actual amount of funding received compares to the objectives that were established for Mr. Hruby. Without this information, shareholders and investors may be unable to adequately assess whether Mr. Hruby was properly incentivized or determine how well the company is applying the "pay for performance" model.

Long-Term Incentive Awards, page 17

2. We note your response to our prior comment 2. As with our comment above, please expand your draft disclosure further to include:

    - the specific performance objectives the Compensation Committee considered in making the stock option awards to Ms. Dugary and Dr. Hruby; and

    - the degree to which these objectives were satisfied, quantified where possible.

    For example, your reference to "Ms. Dugary's role in achieving the Company's financial goals, her relationships with shareholders and potential investors, [and] her efforts with respect to financial regulatory compliance," is unnecessarily vague. Investors and shareholders need to understand what the Company's financial goals were and Mr. Dugary's role in achieving those goals, what you mean by "relationships with potential investors" and what Ms. Dugary's efforts were, specifically, with respect to the company's regulatory compliance. In addition to these specifics, it is important that you disclose how Ms. Dugary's achievement of these things compared to the Committee's expectations for her.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director